UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act, and; in connection with such notification and election; submits the following information:

Name: Independent Film Development Corporation

Address of Principal Business Office (No. & Street; City, State, Zip Code): 190 N. Canon Drive Suite 420, Beverly Hills, California  90210.

Telephone Number (including area code): 310-275-0089

Name and address of agent for service of process: Paul Willson, 190 E. Sahara Avenue, Las Vegas, NV  89104.

Check one of the following:

☒ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.  Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned; give the date on which the registration statement was filed: File number 000-53103.

☐ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company:___________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:___________

The undersigned hereby certifies that it is a closed-end company organized under the laws of Nevada and with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Beverly Hills and State of California on the 21st day of April, 2008.

 Signature : /s/            Kenneth G. Eade

 (Name of Company) Independent Film Development Corporation

 By : Kenneth Eade,  Secretary/Director

Attest: /s/ George Ivakhnik

George Ivakhnik, Vice President